EXHIBIT 21.1

List of Subsidiaries

Subsidiary	State or Jurisdiction of Incorporation or Organization

SCP Distributors LLC	Delaware
Superior Commerce LLC	Delaware
SCP Northpark LLC	Delaware
SCP Services LP	Delaware
Alliance Trading Inc.	Delaware
SCP Acquisition Co. LLC	Delaware
Superior Pool Products LLC	Delaware
SCP International, Inc.	Delaware
SCP Pool Holdings, BV	Netherlands
SCP Pool, BV	Netherlands
SCP (UK) Holdings Limited	United Kingdom
SCP (UK) Limited	United Kingdom
Bonin Consultores E Servicos, LDA	Portugal
SCP Portugal Importação e Exportação de Equipamentos para Tratamento de Águas e Outros, LDA	Portugal
SCP Europe, SAS	France
SCP France SAS	France
SCP Distributors Inc.	Ontario
Fort Wayne Pools, Inc.	Indiana
Windsor International, Ltd	Cayman Islands
SCP Pool Distributors Spain, S.L.	Spain
SCP Mexico S.A. de C.V.	Mexico
Les Industries R.P. Inc.	Quebec
Sud Ouest Filtration SAS	France
Cypress, Inc.	Nevada
Cypress Hong Kong Limited	Hong Kong